
02037156



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

SunTrust Banks, Inc. 401(k) Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent auditors (attached), and

2. Consent of Independent Auditors (attached).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

For: SunTrust Banks, Inc. 401(k) Plan



Donna D. Lange
SunTrust Banks, Inc.
Group Vice President
Corporate Benefits Manager

Date: May 21, 2002



May 21, 2002



Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re: Report of Arthur Andersen LLP for Form 11-K dated May 15, 2002

Dear Sir or Madam:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, SunTrust Banks, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the audits of the statement of net assets available for benefits of the SunTrust Banks, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended, were subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audits, and availability of national office consultation. The availability of personnel at foreign affiliates of Andersen was not relevant to these audits.

Sincerely,

For: SunTrust Banks, Inc.



Donna D. Lange
Group Vice President
Corporate Benefits Manager

EXHIBIT I



ANDERSEN



CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 15, 2002 included in this Form 11-K, into SunTrust Banks, Inc.'s previously filed Registration Statement on Form S-8, File No. 33-50756 covering the SunTrust Banks, Inc. 401(k) Plan.

Arthur Andersen LLP

Atlanta, Georgia
May 15, 2002


ANDERSEN

SunTrust Banks, Inc.
401(k) Plan

Financial Statements and Schedules
as of December 31, 2001 and 2000
Together With Auditors' Report

SUNTRUST BANKS, INC.

401(k) PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS



ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the SunTrust Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of **SUNTRUST BANKS, INC. 401(k) PLAN** as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the SunTrust Benefits Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules, as listed in the accompanying table of contents, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
May 15, 2002

SUNTRUST BANKS, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2001 AND 2000

	2001	2000
CASH	$ 3,464,832	$ 3,701,513
INVESTMENTS, at quoted market value (Notes 1, 2, and 3):		
SunTrust Banks, Inc. common stock	959,689,460	1,038,508,128
Mutual funds	383,006,160	378,095,799
Money market fund	82,819,442	58,550,460
INVESTMENTS, at fair value as determined by trustee:		
Common/collective fund	26,902,595	0
INVESTMENTS, at cost which approximates fair value:		
Loans due from participants	44,202,911	42,299,424
Total investments	1,496,620,568	1,517,453,811
RECEIVABLES:		
Due from broker and other	27,514,141	8,466,330
Accrued income	322,192	471,577
DUE TO BROKER FOR PURCHASES OF SECURITIES	(28,526,342)	(2,234,608)
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,499,395,391	$1,527,858,623

The accompanying notes are an integral part of these statements.

SUNTRUST BANKS, INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Contributions:		
Participant and rollover	$ 77,365,049	$ 72,429,135
Employer	25,001,530	24,741,128
Total contributions	102,366,579	97,170,263
Interest and dividends	44,543,475	62,176,924
Other	17,647	0
Total additions	146,927,701	159,347,187
DEDUCTIONS:		
Cash distributions to participants	(102,524,447)	(107,625,320)
In-kind distributions to participants	(42,589,262)	(69,986,115)
Net depreciation in fair value of investments	(30,277,224)	(121,575,479)
Total deductions	(175,390,933)	(299,186,914)
TRANSFER OF ASSETS FROM MERGED PLANS	0	593,179
NET DECREASE	(28,463,232)	(139,246,548)
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	1,527,858,623	1,667,105,171
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$1,499,395,391	$1,527,858,623

The accompanying notes are an integral part of these statements.

SUNTRUST BANKS, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and plan document for a more complete description.

The plan agreement provides that the Plan will be administered by a committee (the "Plan Committee") appointed by the board of directors of SunTrust Banks, Inc. (the "Company").

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. The completion of one year of service is required for purposes of eligibility to receive employer matching contributions.

All participants in the Plan, including former employees who have accounts in the Plan, are 100% vested in all accounts in the Plan.

Contributions

A participant may elect to contribute from 2% to 15% of compensation, as defined, subject to certain limitations. Participants may change their deferral rate monthly. The Company makes matching contributions equal to 50% of participant's contributions on up to a maximum of 6% of participant compensation. Company contributions are made in the form of company common stock with cash contributed for fractional shares.

The Plan utilizes a clearing account for receiving deposits. At December 31, 2001, approximately $3,400,000, consisting mainly of the employee deferrals and loan repayments for the December 31, 2001 payroll period, was not yet allocated from the clearing account to participants' accounts and is included in cash in the accompanying statement of net assets available for plan benefits at December 31, 2001.

Investment Options

Participants in the Plan may direct their contributions and any roll-over contributions among various investment options in 1% increments. Changes to investment elections may be made on a daily basis. Descriptions of the investment options (all of which are related-party funds) available to participants are as follows:

SunTrust Common Stock Fund

This fund is invested primarily in shares of common stock of the Company.

STI Classic Small Cap Growth Stock Fund

The fund seeks to provide long-term capital appreciation by investing primarily in small U.S. companies with market capitalizations between $50 million and $3 billion.

STI Classic Value Income Stock Fund

The fund seeks to provide current income with the secondary goal of achieving capital appreciation by investing primarily in common stocks and other equity securities of U.S. companies.

STI Classic Investment Grade Bond Fund

The fund seeks to provide a high level of total return through current income and capital appreciation by investing primarily in investment-grade corporate debt securities, U.S. Treasury obligations, and mortgage-backed securities.

STI Classic Short-Term Bond Fund

The fund seeks to provide a high level of current income with capital preservation primarily through the investment in short- to intermediate-term investment-grade U.S. treasury, corporate debt, mortgage-backed, and asset-backed securities.

STI Classic Prime Quality Money Market Fund

The fund seeks to provide a high level of current income while preserving capital and liquidity by investing exclusively in high-quality U.S. money market instruments and foreign money market instruments denominated in U.S. dollars.

STI Classic Growth and Income Fund

The fund seeks to provide long-term capital appreciation and, as a secondary objective, current income by investing primarily in equity securities, including common stock and listed American depository receipts of domestic and foreign companies with market capitalizations of at least $1 billion.

STI Classic Capital Appreciation Fund

The fund seeks to provide capital appreciation by investing primarily in a portfolio of common stocks and other equity securities that in the opinion of the fund's manager are undervalued in the marketplace at the time of purchase.

SunTrust 500 Index Fund

The fund seeks to provide results that correspond to the price and yield performance of publicly traded stocks represented by Standard & Poor's 500 Composite Stock Price Index.

Under the terms of the Plan, company contributions are invested in the SunTrust Common Stock Fund and are not available for transfer until after a participant reaches age 55 (see Note 4 for disclosure of nonparticipant-directed amounts).

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by SunTrust Bank, Atlanta (the "Trustee"). A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. Participants are charged administrative fees for the processing of any loan.

Benefits

Distributions begin at age 70 1/2 (age 62 prior to April 1, 1999), subject to certain exceptions, such as death, disability, termination of employment, or hardship. Participants may elect to receive either a lump-sum distribution or periodic installments for a fixed period not to exceed 30 years.

In-service withdrawals are available for financial hardship or upon reaching age 59 1/2.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, the interest of the participants shall be nonforfeitable.

The Trustee

SunTrust Bank, Atlanta, a subsidiary of SunTrust and a participating employer in the Plan, serves as the trustee of the Plan and administers the Plan's assets together with the income therefrom.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements. Actual results could differ from these estimates.

Investments

Investments in the Company's common stock and mutual funds are valued at their quoted market prices on the last business day of the year. Money market funds and loans to participants are carried at cost, which approximates market value. Realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) on investments held during the year are recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments. Distributions of capital gains/losses from mutual funds are included in interest and dividends in the accompanying financial statements.

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances.

Plan Expenses

Expenses of making purchases and sales and other expenses of managing the trust fund may be paid from the trust fund. Any taxes that may be levied or assessed against the Trustee related to the Plan may also be paid from the trust fund. All other expenses of the Plan and any liability, assessment, or other cost, including legal fees and expenses actually incurred by the Trustee as a result of acting as Trustee and which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid from the trust fund if they are not paid by the Company. In 2001 and 2000, all expenses were paid by the Company.

Benefit Payments

Distributions to participants are recorded when payment is made.

3. INVESTMENTS

The Trustee holds the Plan's investments and executes transactions therein.

The fair values of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows at December 31, 2001 and 2000:

2001:	
SunTrust Banks, Inc. common stock	**$ 959,689,460***
STI Classic Capital Appreciation Fund	**154,905,969**
STI Classic Growth and Income Fund	**85,699,368**
STI Classic Prime Quality Money Market Fund	**82,819,442**
2000:	
SunTrust Banks, Inc. common stock	1,038,508,128*
STI Classic Capital Appreciation Fund	180,769,367
STI Classic Growth and Income Fund	93,087,198

* A portion of this investment is nonparticipant-directed (Note 4).

During 2001 and 2000, the Plan's investments (including investments bought and sold as well as held during the year) depreciated in fair value as follows (in thousands):

	Net Appreciation (Depreciation) in Fair Value During Year	Quoted Market Value at End of Year
Year ended December 31, 2001:		
SunTrust Banks, Inc. common stock	**$ 311**	**$ 959,689**
Mutual funds	**(28,215)**	**383,006**
Common/collective fund	**(2,373)**	**26,903**
Money market fund	**0**	**82,819**
	$ (30,277)	**$1,452,417**
Year ended December 31, 2000:		
SunTrust Banks, Inc. common stock	$(103,010)	$1,038,508
Mutual funds	(18,565)	378,096
Money market fund	0	58,550
	$(121,575)	$1,475,154

4. NONPARTICIPANT-DIRECTED ASSETS

The employer contributions are deposited in the SunTrust Common Stock Fund and may not be transferred by participants until they reach age 55. The nontransferable portion of the SunTrust Common

Stock Fund allocated to participants' accounts at December 31, 2001 and 2000 was approximately $412,167,000 and $383,063,000, respectively.

The net assets available for plan benefits as of December 31, 2001 and 2000 and the changes therein for the year ended December 31, 2001 for the entire SunTrust Stock Fund (both nonparticipant and participant-directed portions) are reported below (in thousands):

	2001	2000
Investments:		
SunTrust Banks, Inc. common stock	**$959,689**	$1,038,508
STI Classic Prime Quality Money Market Fund	**8,107**	3,022
Due from broker for sales of securities and other	**626**	8,498
Net assets available for plan benefits	**$968,422**	$1,050,028
Changes in net assets available for plan benefits:		
Employer contributions	**$ 25,002**	$ 24,308
Employee contributions	**27,074**	31,009
Employee roll-over contributions	**718**	0
Investment gain (loss)	**25,528**	(77,573)
Distributions to participants	**(81,650)**	(101,604)
Transfers to other funds and net loan activity	**(78,278)**	(15,439)
Net decrease during year	**$ (81,606)**	$ (139,299)

5. PARTY-IN-INTEREST TRANSACTIONS

All investments and income relating to all investments held by the Plan are transactions with parties in interest. The Company's contributions may be made in cash or in company common stock. During 2001, all of the Company's contributions were made in stock with cash contributions made for fractional shares of stock. At December 31, 2001, the Plan held 15,306,052 shares of company stock which represented an ownership interest in the Company of less than 6% of the Company's outstanding shares at that date.

6. TAX STATUS

The Plan obtained a determination letter on May 2, 1995 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC as of that date. The Plan has been subsequently amended and restated since receiving this letter; however, the Plan Committee believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

7. RECONCILIATION TO FORM 5500

As of December 31, 2001 and 2000, the Plan had approximately $75,000 and $607,000, respectively, of distributions which had been requested by participants but not paid as of year-end. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the Plan's financial statements in accordance with accounting principles generally accepted in the United States.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the plan years ended December 31, 2001 and 2000:

	Benefits Payable to Participants	Benefits Distributed	Net Assets Available for Plan Benefits
Year ended December 31, 2001:			
Per financial statements	**$ 0**	**$145,113,709**	**$1,499,395,391**
Accrued benefit payments:			
Current year	**74,813**	**74,813**	**(74,813)**
Prior year	**0**	**(606,942)**	**0**
Per Form 5500	**$ 74,813**	**$144,581,580**	**$1,499,320,578**
Year ended December 31, 2000:			
Per financial statements	$ 0	$177,611,435	$1,527,858,623
Accrued benefit payments:			
Current year	606,942	606,942	(606,942)
Prior year	0	(1,634,000)	0
Per Form 5500	$606,942	$176,584,377	$1,527,251,681

8. SUBSEQUENT EVENTS

Prior to January 1, 2002, the Plan was a combination cash or deferred arrangement under IRC Sections 401(a) and 401(k) that included matching contributions under IRC Section 401(m) and an Employee Stock Ownership Plan ("ESOP") under IRC Sections 409 and 4975(e)(7). Effective January 1, 2002, the Plan has been amended and restated to convert the entire Plan into an ESOP, with IRC Section 401(k) and 401(m) features. The Plan was also redesigned to comply with safe harbor requirements under IRC Section 401(k)(12) and 401(m)(11), so that the entire Plan is exempt from nondiscrimination testing and from top-heavy rules. Under the Plan's amended provisions, participant deferrals are permitted on 1% to 15% of compensation, as defined, matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by each participant, and the eligibility for receiving matching contributions has been changed to match the eligibility requirements for making elective deferrals.

SUNTRUST BANKS, INC.

401(k) PLAN

SCHEDULE H, LINE 4i--ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2001

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	SUNTRUST BANKS, INC.	15,306,052 shares of SunTrust Banks, Inc. common stock	$446,463,629	$ 959,689,460
		2,534,469 shares of STI Classic Value Income Stock Fund	(a)	27,803,123
		3,430,060 shares of STI Classic Investment Grade Bond Fund	(a)	35,501,123
		1,652,107 shares of STI Classic Short-Term Bond Fund	(a)	16,686,283
		82,819,442 shares of STI Classic Prime Quality Money Market Fund	(a)	82,819,442
		6,026,678 shares of STI Classic Growth and Income Fund	(a)	85,699,368
		11,779,922 shares of STI Classic Capital Appreciation Fund	(a)	154,905,969
		3,504,228 shares of STI Classic Small Cap Growth Stock Fund	(a)	62,410,294
		3,227,341 units of SunTrust 500 Index Fund	(a)	26,902,595
*	VARIOUS PLAN PARTICIPANTS	Loans due from participants, with varying maturities and interest rates ranging from 5.62% to 12%	(a)	44,202,911
				$1,496,620,568

*Represents a party in interest.

(a) Information not required.

The accompanying notes are an integral part of this schedule.

SUNTRUST BANKS, INC.

401(k) PLAN

SCHEDULE H, LINE 4j--REPORTABLE TRANSACTIONS (a)

FOR THE YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Sales		
			Selling Price	Cost of Asset	Net Gain
* SUNTRUST BANKS, INC.	SunTrust Banks, Inc. common stock:				
	62 purchases	$ 70,107,042	N/A	N/A	N/A
	209 sales	N/A	$135,449,648	$ 55,780,663	$79,668,985
	STI Classic Prime Quality Money Market Fund:				
	129 purchases	133,204,959	N/A	N/A	N/A
	121 sales	N/A	128,120,264	128,120,264	0

*Represents party-in-interest transactions.

(a) Represents a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets as of the beginning of the year for nonparticipant-directed investments.

The accompanying notes are an integral part of this schedule.